INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Third Quarter Ended
September 30, 2011
(Expressed in United States Dollars, except where noted)

14142 Denver West Parkway, Suite 250, Golden, Colorado 80401
Telephone: 303.278.8464    Facsimile: 303.279.3772    Toll Free: 1.877.692.8182     email: atna@atna.com     www.atna.com

The accompanying unaudited interim consolidated financial statements (“financial statements”) for the third quarter ended September 30, 2011, have been prepared by management and approved by the Audit Committee and Board of Directors and authorized for issuance on November 14, 2011. These financial statements have not been audited or reviewed by the Company’s external auditors.

INDEX TO
FINANCIAL STATEMENTS

Financial Statements

These financial statements have been prepared by Atna Resources Ltd. (the “Company") pursuant to IFRS.

Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with IFRS have been condensed or omitted pursuant to such rules and regulations. The financial statements have been prepared in United States dollars (“USD” or “US$”), except for certain footnote disclosures that are reported in Canadian dollars (“CAD” or “C$”).

These financial statements should be read in conjunction with the annual consolidated financial statements and accompanying notes included in the Company's annual consolidated financial statements for the year ended December 31, 2010.

Consolidated Balance Sheets	Page 4

Consolidated Statements of Operations	Page 5

Consolidated Statement of Changes in Shareholders’ Equity	Page 6

Consolidated Statements of Cash Flows	Pages 7-8

Notes to Interim Consolidated Financial Statements	Pages 9-33

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in United States dollars, unaudited)

		September 30,	December 31,
	Notes	2011	2010
ASSETS
Current assets
Cash and cash equivalents		$10,587,200	$9,593,200
Investments available-for-sale		339,600	-
Gold inventories	4	12,038,000	11,228,600
Prepaids, supplies inventory and other current assets		1,649,100	1,611,800
Total current assets		24,613,900	22,433,600

Non-current assets
Property, plant, mine development and mineral interests, net	5	81,951,000	50,236,100
Restricted cash	6	5,736,600	5,064,500
Production stripping costs, net	7	6,139,200	4,493,200
Other non-current assets		22,800	22,700
Future income tax assets		956,000	956,000

Total assets		$119,419,500	$83,206,100

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable		$3,654,800	$2,352,400
Derivative liabilities	8	1,598,500	969,100
Asset retirement obligations	9	713,600	647,900
Notes payable	10	19,088,800	2,834,100
Gold bonds, net of discount	12	3,234,300	3,078,100
Capital lease obligations	11	573,200	247,700
Other current liabilities		447,100	569,500
Total current liabilities		29,310,300	10,698,800

Non-current liabilities
Notes payable	10	1,788,800	2,406,600
Derivative Liabilities	8	1,877,300	1,562,500
Gold bonds, net of discount	12	4,335,900	6,781,000
Capital lease obligations	11	1,565,300	649,200
Asset retirement obligations	9	5,381,800	3,971,400
Total liabilities		44,259,400	26,069,500

Shareholders' equity

Share capital (no par value) unlimited shares authorized; issued and outstanding: 117,131,393 at September 30, 2011; 99,002,468 at December 31, 2010	15	104,129,800	90,977,700
Contributed surplus		4,608,900	4,361,200
Deficit		(34,644,200)	(38,112,600)
Accumulated other comprehensive (loss) gain		1,065,600	(89,700)
Total shareholders' equity		75,160,100	57,136,600

Total liabilities and shareholders' equity		$119,419,500	$83,206,100

On behalf of the Board of Directors:

/s/ David K. Fagin	/s/ David H. Watkins
David K. Fagin, Independent Director	David H. Watkins, Chairman
November 14, 2011	November 14, 2011

The accompanying notes are an integral part of these financial statements.

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Periods Ended September 30
(in United States dollars, except per share data, unaudited)

		Three months ended		Nine months ended
	Notes	2011	2010	2011	2010
REVENUE
Gold sales		$16,597,400	$7,484,300	$37,560,500	$20,226,000

EXPENSES (RECOVERIES)
Cost of sales (excluding depreciation and amortization for operations)	17	8,962,900	5,608,100	22,159,100	15,248,100
Depreciation - (processed through costs of goods sold)	17	2,364,200	1,434,500	5,447,000	3,786,900
General and administrative		893,100	744,200	2,954,000	2,607,400
Depreciation - G&A only		32,600	31,500	97,800	87,600
Exploration	2	224,300	339,900	515,200	913,800
Accretion of asset retirment obligation		108,300	121,900	324,900	365,600
		12,585,400	8,280,100	31,498,000	23,009,400

Operating gain (loss)		4,012,000	(795,800)	6,062,500	(2,783,400)

OTHER INCOME (EXPENSE)
Interest income		3,500	5,400	19,200	27,600
Interest expense		(440,000)	(602,900)	(1,442,800)	(1,974,500)
Realized loss on derivatives	8	(554,600)	(131,100)	(1,150,200)	(238,700)
Unrealized loss on derivatives	8	(723,700)	(286,400)	(944,200)	(1,599,400)
Gain (loss) on asset disposals		100,000	(103,100)	603,700	(103,100)
Gain (loss) on sale of investments available-for-sale		48,000	(5,200)	198,700	(5,200)
Other income (expense)		26,200	4,500	121,500	421,100
		(1,540,600)	(1,118,800)	(2,594,100)	(3,472,200)

Net income (loss)		2,471,400	(1,914,600)	3,468,400	(6,255,600)

COMPREHENSIVE INCOME (LOSS)
Unrealized gain (loss) on translating the financials of self sustaining foreign operations		1,251,500	(51,100)	1,204,100	(29,300)
Realized gain on available for sale securities recognized in net loss		-	66,000	-	66,000
Unrealized (loss) gain on investments available-for-sale		(83,200)	400	(48,800)	(262,400)
Other comprehensive gain (loss)		1,168,300	15,300	1,155,300	(225,700)

Comprehensive income (loss)		3,639,700	(1,899,300)	4,623,700	(6,481,300)

GAIN (LOSS) PER SHARE
Basic income (loss) per share	19	$0.02	$(0.02)	$0.03	$(0.08)

Diluted income (loss) per share	19	$0.02	$(0.02)	$0.03	$(0.08)

Basic weighted-average shares outstanding		106,240,860	83,332,045	102,262,292	83,316,217
Effect of dilutive securities:
Stock options, convertible debentures, and warrants		989,755	-	623,460	-

Diluted weighted-average shares outstanding		107,230,615	83,332,045	102,885,752	83,316,217

The accompanying notes are an integral part of these financial statements.

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Nine Months Ended September 30
(in United States dollars, unaudited)

					Accumulated
	Share Capital				Other	Total
	Number of		Retained	Contributed	Comprehensive	Shareholders'
	Shares	Amount	Deficit	Surplus	Gain (Loss)	Equity

Balance, January 1, 2010	83,291,133	$83,583,000	$(32,220,700)	$2,809,900	$45,500	$54,217,700

Share-based compensation	-	-	-	241,700	-	241,700
Exercise of stock options	97,724	64,700	-	(30,100)	-	34,600
Unrealized loss on available for sale securities	-	-	-	-	(262,400)	(262,400)
Realized gain on available for sale securities	-	-	-	-	66,000	66,000
Debentures converted into shares	111,111	48,500	-	(3,900)	-	44,600
Equity portion of debentures	-	-	-	(11,500)	-	(11,500)
Foreign exchange gain	-	-	-	-	(29,300)	(29,300)
Net loss	-	-	(6,255,600)	-	-	(6,255,600)

Balance, September 30, 2010	83,499,968	$83,696,200	$(38,476,300)	$3,006,100	$(180,200)	$48,045,800

Balance, January 1, 2011	99,002,468	$90,977,700	$(38,112,600)	$4,361,200	$(89,700)	$57,136,600

Share-based compensation	-	-	-	353,200	-	353,200
Exercise of stock options	34,806	30,700				30,700
Options converted into cash	-	18,900	-	(18,900)	-	-
Unrealized loss on available for sale securities	-	-	-	-	(48,800)	(48,800)
Debentures converted into shares (Note 15)	2,000,000	1,025,000	-	(86,600)	-	938,400
Shares issued to Barrick for Pinson purchase (Note 15)	15,000,000	11,333,500	-	-	-	11,333,500
Shares issued to Sprott for debt financing (Note 15)	1,049,119	714,700	-	-	-	714,700
Shares issued for warrants exercised	45,000	29,300	-	-	-	29,300
Foreign exchange gain	-	-	-	-	1,204,100	1,204,100
Net income	-	-	3,468,400	-	-	3,468,400

Balance, September 30, 2011	117,131,393	$104,129,800	$(34,644,200)	$4,608,900	$1,065,600	$75,160,100

The accompanying notes are an integral part of these financial statements.

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Periods Ended September 30
(in United States dollars, unaudited)

		Three months ended		Nine months ended
	Note	2011	2010	2011	2010
Cash flows from operating activities:
Net income (loss)		$2,471,400	$(1,914,600)	$3,468,400	$(6,255,600)
Adjustments to reconcile net loss to net cash and cash equivalents used in operating activities: Depreciation - G&A		32,600	31,500	97,800	87,600
Depreciation - included in cost of goods sold	17	2,364,200	1,434,500	5,447,000	3,786,900
Amortization of gold bond discount	12	130,300	182,300	429,900	585,500
Unrealized loss on derivatives	8	723,700	286,400	944,200	1,599,400
Gain on sales of investments available-for-sale		(48,000)	5,200	(198,700)	5,200
Gain on asset disposals		(100,000)	103,100	(603,700)	103,100
Gain on Pinson asset exchange	20	(66,800)		(66,800)
Write-off of Pinson Royalty		75,000	-	75,000	-
Marketable securities received - Celeste property		-	-	-	(69,000)
Share-based compensation expense	18	116,200	75,600	353,200	241,700
Accretion of asset retirement obligation	9	108,300	121,900	324,900	365,600
Changes in operating assets and liabilities:
Decrease(increase) in inventories		720,900	(579,100)	(408,700)	(3,208,300)
Increase in prepaid and other assets		(664,900)	(1,065,000)	(1,852,100)	(3,315,800)
Increase(decrease) in accounts payable and accrued liabilities		137,600	(516,700)	848,300	755,500
Decrease in asset retirement obligations	9	(109,000)	(108,700)	(347,200)	(396,100)
Total adjustments		3,420,100	(29,000)	5,043,100	541,300

Net cash and cash equivalents provided by (used in) operating activities		5,891,500	(1,943,600)	8,511,500	(5,714,300)

Cash flows from investing activities:
Purchases and development of property and equipment		(3,319,300)	(205,800)	(7,899,800)	(1,301,500)
Increase in restricted cash	6	(647,400)	(707,600)	(677,100)	(736,100)
Proceeds from sale of investments available-for-sale		120,200	258,900	402,800	258,900
Proceeds from sale of property and equipment		338,700	150,500	471,500	150,500
Pinson purchase price	20	(15,000,000)	-	(15,000,000)	-
Capitalized loan interest		(245,200)	-	(245,200)	-

Net cash and cash equivalents used in investing activities		(18,753,000)	(504,000)	(22,947,800)	(1,628,200)

Cash flows from financing activities:
Repayments of notes payable		(205,100)	(151,100)	(1,737,800)	(154,600)
Loan funding net of lender's fee	10	20,098,900	-	20,098,900	-
Repayments of gold bonds	12	(906,300)	(906,300)	(2,718,800)	(2,718,800)
Repayments of capital lease obligations	11	(134,900)	(356,400)	(251,400)	(1,251,900)
Warrant exercise		30,700	-	30,700	-
Options exercised		29,300	34,500	29,300	34,500

Net cash and cash equivalents provided by (used in) financing activities		18,912,600	(1,379,300)	15,450,900	(4,090,800)

Effect of exchange rate changes on cash		(18,900)	1,100	(20,600)	7,800
Net decrease(increase) in cash and cash equivalents		6,032,200	(3,825,800)	994,000	(11,425,500)
Cash and cash equivalents, beginning of the period		4,555,000	5,460,600	9,593,200	13,060,300

Cash and cash equivalents, end of the period		$10,587,200	$1,634,800	$10,587,200	$1,634,800

The accompanying notes are an integral part of these financial statements.

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS, continued
For the Three Months Ended September 30
(in United States dollars, unaudited)

		Three months ended		Nine months ended
		2011	2010	2011	2010
Supplemental disclosures of cash flow information:

1.	Interest paid	$555,100	$602,900	$1,258,300	$2,063,100

Supplemental disclosures on noncash operating activity:

1.	Capitalized leases for Briggs mining equipment	$286,000	$770,500	$1,530,400	$2,248,200

2.	Komatsu capitalized leases refinanced (reduction of capitalized leases)	$-	$(2,935,700)	$-	$(2,935,700)

3.	Komatsu capitalized leases refinanced as notes payable	$-	$3,162,100	$-	$3,162,100

4.	Marketable securities received for option payments	$418,900	$69,000	$615,700	$265,900

5.	Embedded derivative fair value	$214,600	$434,000	$214,600	$434,000

6.	Depreciation processed through cost of goods sold	$2,364,100	$1,434,400	$5,447,000	$3,786,800

7.	Issued 15,000,000 shares for purchase of Pinson	$(11,333,500)	$-	$(11,333,500)	$-

Supplemental disclosures on noncash financing activities:

1.	Issued 97,724 shares for exercise of options	$-	$50,000	$-	$64,700

2.	Issued 111,111 shares for debentures converted into shares	$-	$48,500	$-	$48,500

3.	Issued 15,000,000 shares for purchase of Pinson	$11,333,500	$-	$11,333,500	$-

4.	Issued 2,000,000 shares for debentures converted into shares	$-	$-	$938,400	$-

5.	Issued 1,049,119 shares for Sprott credit agreement	$714,700	$-	$714,700	$-

6.	Issued 34,806 shares for exercise of options	$30,700	$-	$30,700	$-

7.	Issued 45,000 shares for exercise of warrants	$29,300	$-	$29,300

The accompanying notes are an integral part of these financial statements.

ATNA RESOURCES LTD.
NOTES TO THE FINANCIAL STATEMENTS

1.	Nature of operations and liquidity:

Atna Resources Ltd. was incorporated for a perpetual duration under the Company Act of the Province of British Columbia, Canada, on May 30, 1984, by registration of its Memorandum and Articles under its present name. The Company’s business is to explore for, acquire, develop, and mine precious metals. The corporate office is located in Golden, Colorado, USA. References to “Atna Resources”, “Atna”, and the “Company”, all mean Atna Resources Ltd. and all of the wholly-owned and majority-owned subsidiaries of Atna Resources Ltd., or any one or more of them, as the context requires.

The Company is involved in all phases of the mining business from exploration, development drilling, feasibility studies, permitting, construction, operation and final closure of mining properties. Atna’s ongoing exploration, development, and production efforts are focused primarily on precious metals in the Western United States (“U.S.”). The Company has conducted a portion of its mineral exploration and development activities through joint ventures with other companies.

The Company’s primary objective for 2011 is to ensure that the Briggs gold mining property (“Briggs”) meets or exceeds production and cash-flow targets so that it may provide the necessary operating cash flow to invest in  development at the Company’s other three core gold properties: Pinson gold mining property (“Pinson”), Reward gold mining property (“Reward”), and Columbia gold mining project (“Columbia”). Briggs is located in southeastern California, re-commenced gold production in May 2009, and produced 25,000 ounces of gold in 2010. During the third quarter of 2011, Briggs mined gold ore that contained a total of 11,000 ounces, produced a total of 9,300 ounces of gold in doré, and sold 9,700 ounces at an average gold price of $1,696 per ounce.

Atna expects that cash requirements, including those required for investment in mine development and servicing existing debt over the next 12 months, can be funded through a combination of existing cash, cash flow from the Briggs operation, asset sales, and new lines of credit or an equity issuance. As of September 30, 2011, the Company has a net debt (debt including capital leases less available cash) of $20.0 million. As of September 30, 2011, the Company has established a recoverable gold inventory of approximately 12,900 ounces with a gross value of approximately $20.9 million based on the quarter-end “London PM Fix” gold price of $1,620 per ounce. Past cash requirements were met through the use of a combination of operating cash flows, asset sales, and equity and debt financings.  In September 2011, the Company acquired the remaining 70 percent of Pinson for $15 million in cash, 15 million shares of common stock and other consideration. The Company arranged a $20 million Credit Agreement to finance the Pinson acquisition. In December 2010, the Company closed a C$9.2 million equity offering. Based on the Company’s current stock price, the Company expects that the exercise of stock options (“options”) and stock warrants (“warrants”) may be a potential additional source of funds in the next twelve months.

The Company’s other assets include exploration joint venture agreements with Yamana Gold Inc. on the Clover property in Nevada and with Golden Predator Mines US Inc. (“Golden Predator”) on the Adelaide and Tuscarora properties, also in Nevada. The Kendall Mine, located near Lewistown, Montana, is in the final stage of reclamation and closure activities.  Reclaimed or undisturbed portions of the Kendall Mine property are currently being sold.

These financial statements have been prepared assuming the Company will continue as a going concern and in the normal course of business. The financial statements, have been prepared by management, approved by the Audit Committee and Board of Directors and authorized for issuance on November 14, 2011. These financial statements have not been audited or reviewed by the Company’s external auditors. These financial statements are subject to amendments by management after approval by the Audit Committee and Board of Directors.

2.	Significant Accounting policies:

Adoption of IFRS

These financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The Company adopted IFRS effective January 1, 2011. The Company’s transition date was January 1, 2010, (the “transition date”), and the opening balance sheet has been prepared in accordance with IFRS. These financial statements have been prepared in accordance with the accounting policies described in Note 2.

Consolidation principles

The Company’s financial statements include the accounts of Atna and its consolidated subsidiaries: wholly-owned subsidiaries are: Canyon Resources Corporation; Atna Resources, Inc.; CR Briggs Corporation; CR Reward Corporation; CR Kendall Corporation and CR Montana Corporation. All intercompany balances and transactions have been eliminated in the financial statements. The Company consolidates subsidiaries where it has control. Control is achieved when the Company has the ability to exercise control over the decisions of the entity through voting rights or other agreements. The financial statements have been prepared in United States dollars, except for certain note disclosures that are reported in Canadian dollars.

Joint Ventures: A joint venture is a business agreement in which parties agree to develop, for a finite time, a new entity and new assets by contributing equity. The joint venture partners exercise joint control, based on the terms of the agreement, over the entity (“JCE”) or the assets (“JCA”) of the entity. A JCE is a joint venture that establishes a jointly controlled entity that shares the entity’s net operating results. JCEs are accounted for using the equity method of accounting. A JCA is a joint venture where the partners jointly control the assets contributed, share proportionately in production and no entity has been established. JCAs are accounted for using proportionate consolidation of the balance sheet, operations and cash flows.

Segment Reporting

The Company currently operates as one business segment. Management currently makes strategic decisions based on the consolidated results of the Company. The Company has one operating mine which provides the bulk of the operating cash flows for sustaining the Company’s other operations. It is anticipated that when the Company has multiple operating mines that each mining operation will form a separate reporting segment.

Management estimates and assumptions

Certain amounts included in or affecting the Company’s financial statements and related disclosures must be estimated, requiring that certain assumptions be made with respect to values or conditions that cannot be made with certainty at the time the financial statements are prepared. Therefore, the reported amounts of the Company’s assets and liabilities, revenues and expenses, and associated disclosures with respect to contingent assets and obligations are necessarily affected by these estimates. The Company evaluates these estimates on an ongoing basis, utilizing historical experience, consultation with experts, and other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from the Company’s estimates. The more significant areas requiring the use of management estimates and assumptions relate to  mineral reserves that are the basis for future cash flow estimates and units-of-production amortization; determination of deferred stripping costs related to development and production operations at Briggs; completion of technical and feasibility studies, calculation of gold inventory, recoverability and timing of gold production from the heap leach process; environmental, reclamation and closure obligations; asset impairments (including estimates of future cash flows); fair value of share-based compensation; fair value of financial instruments and nonmonetary transactions; valuation allowances for future tax assets; future tax liabilities; and contingencies and litigation.

Inventories

Inventory classifications include stockpiled gold ore, gold-in-process, gold in doré (finished goods) and materials and supplies inventory. The company’s inventories are recorded at the lower of weighted average cost or net realizable value. The stated values of all gold inventories include direct production costs, applicable overhead, and depreciation, depletion and amortization incurred to bring the gold to its current point in the production cycle. General and administrative costs for the corporate office are not included in any inventories. Adjustments to net realizable value are reported in current period costs. Write downs of inventory on hand are reversed in the event that there is a subsequent increase in net realizable value.

Stockpiled ore represents gold ore that has been extracted from the mine and is waiting for crusher processing. Gold-in-process inventory represents material that is currently being treated on the leach pad and in the gold processing plant to extract the contained gold and to transform it into a saleable product. Finished goods inventory is composed of saleable gold in the form of doré bars that have been poured and where title has not passed to the buyer.

Materials and supplies inventories consist mostly of equipment parts, fuel, lubricants and reagents consumed in the mining and ore processing activities.

Exploration expenditures

The following schedule provides details of the Company’s exploration expenditures for the periods ended September 30:

	Three months ended		Nine months ended
	2011	2010	2011	2010
Exploration expenditures:
Briggs	$846,000	$45,500	$1,469,800	$116,300
Pinson	99,400	58,400	214,600	395,000
Reward	42,000	79,200	118,800	79,200
Columbia	41,300	73,400	63,700	137,200
Clover	-	18,800	-	83,800
Other	(3,600)	64,600	52,100	102,300

Total exploration expenditures	1,025,100	339,900	1,919,000	913,800

Less: Capitalized Briggs drilling and related expenditures	800,800	-	1,403,800	-

Exploration expense on statement of operations	$224,300	$339,900	$515,200	$913,800

Expensed exploration expenditures relate to the costs of locating, defining and evaluating projects that may develop into mineral resources. Exploration activities generally include prospecting, sampling, mapping, drilling, land holding costs and other work related to the search for mineralized material.

Exploration expenditures are capitalized if management determines that the expenditures have a reasonable probability of producing future economic benefits. Acquisition, drilling and assessment costs to further develop mineral resources and reserves that have been determined to have future economic benefits are classified as development costs and capitalized. Work required to develop ore reserves may include: infill drilling and sampling; detailed geological and geostatistical modeling; and feasibility studies. Capitalized exploration expenditures are classified as investing activities in the statement of cash flows.

Capitalized development costs

Costs incurred to prepare a property for production that are probable of having future economic benefits are capitalized as development costs.

Certain development assets are amortized over the tons of ore mined divided by the tons of ore reserves and other assets are amortized over the ounces of gold produced divided by the recoverable ounces of gold reserves. Recoverable gold ounces are calculated by multiplying the estimated recovery rate by the contained ounces of gold reserves. Costs incurred to construct tangible assets are capitalized within property, plant and equipment. Depreciation does not commence until commercial production is achieved by the related mining asset.

Deferred Stripping Costs: The costs of removing barren waste rock during the pre-production phase of mine development are considered development costs. Pre-production stripping costs are capitalized in property, plant, mine development and mineral interests and amortized using the units-of-production (“UOP”) amortization method. Cash flows are included in investing activities.

The costs of removing barren waste rock during the production phase of mining operations are included in the costs of inventory produced in the period in which they are incurred, except when the costs represent a significant future benefit (“betterment”) to the mining operation. Betterments occur when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the upfront investment in the waste stripping activity. These costs are capitalized as “production stripping” costs. Production stripping costs are amortized using the UOP amortization method, based on the estimated ore tons contained in the newly benefited area. This amortization of production stripping costs is assigned to inventory and then flows through cost of sales as a cash operating cost as the inventory is relieved. Cash flows related to production stripping are included in operating activities.

Impairment evaluations

Producing mines, property costs, capitalized exploration, intangible assets and any other significant non-financial assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. The assets are grouped at the lowest levels of separately identifiable cash flows (cash generating unit or “CGU”) for measuring recoverable amounts. The recoverable amount is the higher of an asset’s fair value less selling costs and value-in-use. The value-in-use is the present value of the expected future cash flow of the CGU. Impairment is recognized in the statement of operations for the amount that the asset’s carrying amount exceeds its recoverable amount. Impairments are reversed if the conditions that gave rise to the impairment are no longer present and the assets are no longer impaired as a result.

Non-current liabilities

Long-term debt instruments are recorded at cost, net of debt issuance costs incurred and net of the amortization of these issuance costs. Debt issuance costs are deferred and amortized using the effective interest rate method.

Revenue recognition

The Company produces gold in doré form and ships the doré to a refinery for further processing. For a financing fee, the Company can sell the gold immediately after acceptance by the refinery. Revenues are recognized when title and risk of ownership pass to the buyer which is determined by the gold sales contract.

Financial instruments

Held-to-maturity investments, loans, receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured at fair value. Derivative financial instruments are classified as held-for-trading and are recorded at fair value, unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated and meet the requirements for accounting treatment as a hedge. The Company has not designated its derivative contracts as hedges and therefore does not employ hedge accounting treatment. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies as of the balance sheet date; however, considerable judgment is required to develop these estimates. Realized gains and losses on financial instruments are disclosed as a component of operating cash flow.

The three levels of the fair value hierarchy are:
•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

The following table reflects that the Company’s current carrying values adjusted to estimated fair value at the end of each period. In all cases estimated fair value and carrying value are the same:

			September 30,	December 31,
			2011	2010
			Estimated	Estimated
	Category	Level	Fair Value	Fair Value

Financial assets:
Cash and cash equivalents	Available-for-sale	n/a	10,587,200	9,593,200
Restricted cash	Loans and receivable	1	5,736,600	5,064,500
Investments	Available-for-sale	1	339,600	-
Total financial assets			16,663,400	14,657,700

Financial liabilities:
Accounts payable and accrued liabilities	At amortized cost	n/a	4,101,900	2,921,900
Derivative liabilities	Held-for-trading	2	3,475,800	2,531,600
Notes payable	At amortized cost	2	20,877,600	5,240,700
Gold bonds, net of discount	At amortized cost	2	7,570,200	9,859,100
Capital leases	At amortized cost	n/a	2,138,500	896,900
Total financial liabilities			38,164,000	21,450,200

The following table presents the Company’s nonfinancial liabilities that were measured at fair value on a nonrecurring basis by level within the fair value hierarchy:

	September 30, 2011	December 31, 2010
	Level 3	Level 3

Liabilities:
Asset retirement obligations	6,095,400	4,619,300

The Company uses the cash flow valuation technique to estimate the fair value of asset retirement obligations (“ARO”) using the amounts and timing of expected future dismantlement costs, credit-adjusted risk-free rate and time value of money.  Accordingly, the ARO fair value is based on unobservable pricing inputs and therefore, is included within the Level 3 fair value hierarchy; there were no Level 1 or Level 2 fair value estimates. See Note 9 for additional information and the ARO rollforward.

Risk management

The Company is exposed to a number of market risks that are part of its normal course of business. The Company has a risk management program managed by senior management and when appropriate the board of directors. Management applies policies approved by the board to identify and manage market risks affecting the Company. As a result, the Company incorporates the use of various financial instruments to manage these risks.

Gold price risk: The Company’s primary products are gold and to a lesser extent silver. The value of the Company’s assets, its earnings and its operating cash flows are significantly impacted by the market price of gold, which was $1,620 per ounce based on the London PM Fix as of September 30, 2011. The price of gold or the value of mineral interests related thereto has fluctuated widely and is affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, metal stock levels, and governmental regulations and central bank policies. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving a profit or acceptable rate of return on invested capital or the investment not retaining its value.

Management and the board of directors have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production as a cushion for unforeseen production issues. The Company may enter into gold derivative contracts to mitigate the impacts of lower gold prices on its operations. The gold derivative contracts may include the purchase of put options and the sale of call options, which in some cases are structured as a collar, and forward gold sales, including embedded derivatives. The Company fair values its derivative positions and does not employ hedge accounting. See notes 8 and 12 for more information on gold derivative contracts.

The sensitivity of the Company’s financial instruments to gold price changes:

A 10 percent increase in the gold price will increase the derivative liability for the embedded derivative in the gold bonds by $1.1 million. The increase in the derivative liability would be recorded as an unrealized loss on derivatives in the consolidated statement of operations and reduce pre-tax earnings and other comprehensive income by the same amount.

A 10 percent decrease in the gold price will decrease the derivative liability for the embedded derivative in the gold bonds by $1.1 million. The decrease in the derivative liability would be recorded as an unrealized gain on derivatives in the consolidated statement of operations and increase pre-tax earnings and other comprehensive income by the same amount.

Foreign exchange risk: The Sprott Credit Facility is denominated in Canadian dollars and changes in the Canadian/US exchange rate will proportionately affect the reported value of that liability. Otherwise the Company’s assets, liabilities, revenues and costs are all primarily denominated in US dollars, and not significantly impacted by foreign exchange risks.

Concentration of credit risk: Credit risk represents the loss that would be recognized if counterparties failed completely to perform as contracted.  Credit risks arise from market, industry, and individual counterparty conditions.  Concentrations of credit risk, on or off balance sheet, exist for counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.  The Company manages counterparty credit risk by monitoring the creditworthiness of counterparties.

The Company’s sales of gold to third parties expose the Company to the credit risk of nonpayment by the counterparty. The Company sells all of its gold to one counterparty, but at any one time the level of receivable is usually less than two percent of the Company’s total revenues.  Due to the global and liquid markets for gold, geographic and customer concentrations are considered to pose immaterial credit risks.

The Company maintains cash accounts and collateral for surety bonds with several financial institutions.  The balances in the accounts may exceed the $250,000 limit insured by the Federal Deposit Insurance Corporation.

The embedded derivative in the Gold Bond was the only derivative contract outstanding as of September 30, 2011 (see Notes 8 and 12 regarding Gold Bond and embedded derivatives).  Since the Gold Bond does not involve further payments to the Company from the bondholders, it does not involve any credit risk to the Company.

Liquidity risk: Liquidity risk represents the risk that the Company cannot fund its current operations and obligations. The Company believes that its liquidity requirements, including investments in mine development and servicing existing debt, will be met through a combination of existing cash and short term investments, cash flow from operations, asset sales, and new lines of credit or an equity issuance.

Asset retirement obligations

AROs, environmental reclamation and closure liabilities are recognized at the time of environmental disturbance in amounts equal to the discounted value of expected future reclamation and closure costs. The estimated future cash costs of such liabilities are based primarily upon existing environmental and regulatory requirements of the various jurisdictions in which we operate. Cash expenditures for environmental remediation and closure are charged as incurred against the accrual.

Share-based compensation

Under the company’s common share option program (see Note 18), common share options may be granted to executives, employees, consultants and non-employee directors. Share-based compensation expenses are recorded in the consolidated statements of operations, with a corresponding increase recorded in the contributed surplus account in the consolidated balance sheet.

The expense is based on the fair values of the option at the time of grant and is recognized over the estimated vesting periods of the respective options. Consideration paid to the Company upon exercise of options is credited to share capital. Expense adjustments for terminations during the vesting period are recorded using an estimated forfeiture rate based on historical data and adjusted to actual quarterly.

Income taxes

Income taxes comprise the provision for (or recovery of) taxes actually paid or payable in the future. Future income taxes are computed using the asset and liability method whereby future income tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Future income tax assets and liabilities are computed using income tax rates in effect when the temporary differences are expected to reverse. The effect on the future tax assets and liabilities of a change in tax rates is recognized in the period of rate change. The provision for or the recovery of future taxes is based on the changes in future tax assets and liabilities during the period. In estimating future income tax assets, a valuation allowance is provided to reduce the future tax assets to amounts that are more likely than not to be realized.

Foreign currency translation

The Company operates primarily in the U.S. The functional currency of the Company’s U.S. subsidiaries is the USD and the functional currency of Atna Resources Ltd. is the CAD.

As such, foreign currency translation for financial reporting purposes only is required for Atna Resources Ltd. The carrying value of assets and liabilities are translated to U.S. dollars at the rate of exchange prevailing at the balance sheet date.  Equity is translated at historic rates.  Revenue and expense items are translated at the average rate of exchange during the period.  All resulting translation gains or losses are included as a separate component of other comprehensive income.

Recently issued Financial Accounting Standards that may impact the Company

IFRS 9 – Financial Instruments – On November 12, 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and de-recognition of financial instruments. IFRS 9 must be applied starting January 1, 2013 with early adoption permitted. The Company is currently determining the impact of adopting IFRS 9.

IFRS 10 – Consolidated Financial Statements – On May 12, 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which supersedes SIC-12 Consolidation – Special Purpose Entities.  IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. It requires a parent entity to present consolidated financial statements, define the principle of control to identify whether it must consolidate an investee, and set out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 10.

IFRS 11 – Joint Arrangements – On May 12, 2011, the IASB issued IFRS 11 Joint Arrangements, which supersedes SIC-12 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The core principle of IFRS 11 is that a party to a joint arrangement determines the type of joint arrangement by assessing its rights and obligations and accounts for those rights and obligations, rather than accounting for the legal form of the arrangement.  IFRS 11 must be applied starting January 1, 2013, with early adoption permitted.  The Company is currently determining the impact of adopting IFRS 11.

IFRS 12 – Disclosure of Interests in Other Entities – On May 12, 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities. IFRS 12 requires a parent company to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on the its financial position, financial performance and cash flows. IFRS 12 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 12.

IFRS 13 – Fair Value Measurement – On May 12, 2011, the IASB issued IFRS 13 Fair Value Measurement. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value, and requires disclosures about fair value measurements, based on a fair value hierarchy. IFRS 13 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 13.

3.	Investments available-for-sale:

Investments available-for-sale are recorded at fair value at each reporting period. Changes in fair value are recorded in equity as other comprehensive income or loss and purchases and sales are reported as investing activities in cash flows. As of September 30, 2011 and December 31, 2010, the fair values of the investments were $0.3 million and nil. The changes in fair value for the three months ended September 30, 2011 and 2010 were respectively a loss of $0.1 million and effectively nil, and these were recorded in other comprehensive income. The changes in fair value for the nine months ended September 30, 2011 and 2010 were a loss of less than $0.1 million and a loss of $0.3 million respectively, and these were recorded in other comprehensive income.

4.	Gold inventories:

Gold inventories are carried at the lower of weighted average cost or net realizable value less estimated costs of completion, and this calculation is performed at the end of every fiscal quarter.

Gold inventories consisted of the following categories:

	September 30,	December 31,
	2011	2010
Ore stockpile	$391,400	$428,900
Leach pad	9,450,000	9,239,300
Process plant and refinery	2,196,600	1,560,400

Total gold inventories	$12,038,000	$11,228,600

Lower of cost or market adjustments	$-	$-

5.	Property, plant, mine development, and mineral interests, net:

		As of September 30, 2011
	Depreciation	Asset Value	Accumulated	Net Book
	Method	at Cost	Depreciation	Value
Buildings and equipment	1 - 5 Years SL	$30,096,500	$10,248,900	$19,847,600
Mine development	UOP	6,395,900	1,884,800	4,511,100
Deferred stripping	UOP	3,947,400	1,648,100	2,299,300
Mineral interest	UOP	57,340,800	2,393,200	54,947,600
Asset retirement cost	UOP	543,600	198,200	345,400

		$98,324,200	$16,373,200	$81,951,000

		As of December 31, 2010
	Depreciation	Asset Value	Accumulated	Net Book
	Method	at Cost	Depreciation	Value
Buildings and equipment	1 - 5 Years SL	$22,882,400	$6,488,900	$16,393,500
Mine development	UOP	4,623,100	1,164,100	3,459,000
Deferred stripping	UOP	3,947,400	1,089,000	2,858,400
Mineral interest	UOP	28,676,200	1,581,400	27,094,800
Asset retirement cost	UOP	543,600	113,200	430,400

		$60,672,700	$10,436,600	$50,236,100

The increase in buildings and equipment cost since December 31, 2010 was due primarily to an increase in mining equipment at Briggs.  Amortization of buildings and equipment, mine development, and mineral interest commenced at the beginning of the third quarter 2009 when the mine entered commercial production.

The increase in mineral interest was due primarily to the acquired additional 70 percent interest in Pinson. A rollforward of property, plant, mine development, and mineral interests, net, for the nine months ended September 30, 2011 follows:

	Briggs (a)	Reward (b)	Columbia (c)
Beginning balance, January 1, 2011	$26,801,300	$9,126,900	$9,031,400

Acquisition/development capitalized	8,730,200	1,044,100	-
Depreciation and Amortization	(5,875,300)	(15,000)	-
Dispositions	(102,500)	-	-
Effect of foreign rate change	-	-	-
Net change in the period	2,752,400	1,029,100	-

Ending balance, September 30, 2011	$29,553,700	$10,156,000	$9,031,400

	Pinson (d)	Other (e)	Total
Beginning balance, January 1, 2011	$418,900	$4,857,600	$50,236,100

Acquisition/development capitalized	28,238,700	-	38,013,000
Depreciation and Amortization	(51,600)	(31,200)	(5,973,100)
Dispositions	-	(221,500)	(324,000)
Effect of foreign rate change	-	(1,000)	(1,000)
Net change in the period	28,187,100	(253,700)	31,714,900

Ending balance, September 30, 2011	$28,606,000	$4,603,900	$81,951,000

A rollforward of property, plant, mine development, and mineral interests, net, for the twelve months ended December 31, 2010 follows:

	Briggs (a)	Reward (b)	Columbia (c)
Beginning balance, January 1, 2010	$29,884,300	$8,626,300	$9,031,400

Acquisition/development capitalized	3,770,100	454,100	-
Depreciation and Amortization	(6,701,200)	-	-
Dispositions	(151,900)	-	-
Effect of foreign rate change	-	-	-
Net change in the period	(3,083,000)	454,100	-

Ending balance, December 31, 2010	$26,801,300	$9,080,400	$9,031,400

	Pinson (d)	Other (e)	Total
Beginning balance, January 1, 2010	$412,700	$5,083,500	$53,038,200

Acquisition/development capitalized	75,000	92,900	4,392,100
Depreciation and Amortization	(68,800)	(50,800)	(6,820,800)
Dispositions	-	(222,600)	(374,500)
Effect of foreign rate change	-	1,100	1,100
Net change in the period	6,200	(179,400)	(2,802,100)

Ending balance, December 31, 2010	$418,900	$4,904,100	$50,236,100

Depreciation is only recognized once the asset is put in service or commercial production is achieved.

(a)	Briggs Mine, California:

Briggs is located on the west side of the Panamint Range near Death Valley, California. CR Briggs Corporation is a wholly-owned subsidiary of Canyon, which is wholly-owned by Atna. The Company owns or controls 100 percent of Briggs. Briggs restarted mining operations in early 2009 and the commercial production phase was attained in July 2009. Other property in the area includes four satellite properties located approximately four miles north of Briggs. These satellite properties are known as the Cecil R, Jackson, Mineral Hill and Suitcase.

(b)	Reward Project, Nevada:

Reward is located in Nye County about 5.5 miles south-southeast of Beatty, Nevada. Reward has received all major permits required to initiate development activities. Phase 1 development work has commenced at Reward. Most of the property is subject to a three percent NSR royalty.

(c)	Columbia Property, Montana:

Columbia is located seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. The patented claims are subject to NSR royalties that range from zero percent up to 6 percent.

(d)	Pinson Property, Nevada:

The Pinson property (“Pinson”) is located in Humboldt County, Nevada, about 30 miles east of Winnemucca. The property is located on the prolific Getchell Gold Belt in north-central Nevada where it intersects the north end of the Battle Mountain-Eureka trend.

In September 2011, the Company acquired an additional 70 percent interest in the Pinson Mine, increasing its ownership interest to 100 percent.  Prior to 2000, the Pinson Mine produced over 987,000 ounces of gold. Mining ceased on the property in January 1999 due to the low price of gold.  Pinson has a “small-mine” operating permit in place allowing underground mining of 36,500 tons of ore per year, and the Company is now beginning re-development of the mine based on this permit. Updated NI 43-101 compliant mineral resource estimates and new reserve estimates are expected to be released in the first quarter of 2012. Once these studies are completed, applications for additional permits to operate at increased rates can be prepared. Gold production is expected to be attained in 2012.

(e)	Other Properties:

Clover Property, Nevada: The Clover property has a capitalized basis of $0.1 million. In an agreement dated March 11, 2003, the Company obtained an option to acquire a 100 percent interest in 22 claims known as the Clover property. The claims are subject to a 3 percent NSR royalty, which can be purchased for $1.0 million per percentage point. The Clover property is subject to a finder’s fee capped at $0.5 million of which $0.1 million has been paid with annual payments of $30,000.

On November 28, 2006, the Company signed an Earn-in Agreement with Meridian Gold Incorporated, now a subsidiary of Yamana Gold Inc. (“Yamana”) whereby Yamana can earn a 51 percent working interest in the Clover property. Yamana may elect to increase its interest to 70 percent by completing a prefeasibility study within 30 months of vesting its initial 51 percent interest in the project. To earn 51 percent Yamana must make payments totaling $0.6 million to the Company and complete exploration work totaling $3.3 million over a 4 year period, which has been extended until the end of 2012 due to various force majeure items. Atna has received all required payments from Yamana. Exploration work commitments remaining under the agreement amount to approximately $2.0 million.

Mineral Rights, Montana: The Company owns a package of approximately 900,000 acres of widely distributed fee mineral rights in the state of Montana.

Adelaide and Tuscarora Properties, Nevada: In February 2008 the Company entered into an option agreement whereby Golden Predator, a wholly-owned subsidiary of Golden Predator Corp. of Vancouver, British Columbia, assumed the Company’s interest and all related commitments under the Asset Exchange Agreement in the advanced stage Adelaide and Tuscarora gold exploration properties located in Humboldt and Elko Counties in Nevada.

Pursuant to the Golden Predator agreement, the Company received 0.3 million common shares of Golden Predator Corp. in lieu of a $0.2 million option payment in February 2011. The shares were valued at the market price on the payment date. The Company may earn additional option payments through December 2011 in either cash or stock until Golden Predator meets its spending commitments under the assigned Newmont agreement or until notice of cancellation. Compliant mineral resource and reserve estimates are expected to be released in the first quarter of 2012.  Once these studies are completed, applications for additional permits to operate at increased rates can be prepared. Golden Predator has met all of its exploration commitments to date under the option agreement.

CR Kendall Lands, Montana: The Company owns approximately 800 acres of fee simple lands located at the Kendall Mine near Lewistown, Montana. The Company sold approximately 180 acres in May 2011. The CR Kendall lands capitalized values are not currently being depreciated.

Uranium Joint Venture, Wyoming: In August 2006, the Company joined with Uranium One Exploration USA Inc, (“Uranium One”) to form the Sand Creek Joint Venture (“Sand Creek JV”). The area of interest for the Sand Creek JV covers an area of approximately 92,000 acres, located east and south of Douglas, Wyoming. In June 2009, the Company entered into a Supplemental Agreement to the Sand Creek Uranium Project Exploration, Development and Mine Operating Agreement. Under this Supplemental Agreement, Uranium One assumed the role of project manager and may spend up to $1.6 million before December 31, 2012 to increase its interest in the project from 30 percent to 51 percent. The JV is carried at no expense while Uranium One spends the funds to increase its interest. During 2010, approximately $0.2 million was spent by Uranium One on project activities. Uranium One’s equity interest in the project at the end of 2010 was approximately 35 percent and Atna’s interest is 65 percent.

If Uranium One does not earn up to a 51 percent position, then the Company will assume the role of operator in the project. At termination or completion of the Supplemental Agreement, the existing Exploration, Development and Mine Operating Agreement will remain effective and the partners’ operating interests will be set in proportion to the amount of their respective expenditures.

6.	Restricted cash and Marketable Securities Held in Surety:

Restricted cash and marketable securities to bond and provide surety deposits meeting regulatory obligations consist of the following:

	September 30,	December 31,
	2011	2010
Kendall reclamation property (a)	$2,340,900	$2,339,000
Briggs Mine (b)	1,912,900	1,911,800
Columbia property (c)	65,300	64,600
Reward Project (d)	768,800	738,600
Pinson Project	644,100
Other properties	4,600	10,500

Total restricted cash - Non-current	$5,736,600	$5,064,500

Loss on sale of marketable securities sold included above	$(400)	$-

Mark to market adjustment included above	$(4,600)	$-

(a) Held directly by the Montana Department of Environmental Quality (“DEQ”).

(b) Held in bank accounts benefiting the surety, and cash on deposit with Inyo County, California.

(c) Held directly by the Montana DEQ for reclamation of exploration activities.

(d) Held in a trust account benefiting the surety. Includes marketable securities.

7.	Production stripping costs:

The following schedule provides a rollforward of the carrying values for production stripping costs for the nine months ended September 30, 2011 and twelve months ended December 31, 2010:

	September 30	December 31
	2011	2010
Balance, beginning of the period	$4,493,200	$467,300
Production stripping costs capitalized	3,363,900	4,481,300
Amortization	(1,717,900)	(455,400)

Balance, end of the period	$6,139,200	$4,493,200

8.	Financial instruments:

Cash and cash equivalents, receivables and restricted cash: Carrying amounts approximate fair value based on the short-term maturity of those instruments. Cash equivalents are those instruments that have original maturities of 90 days or less.

Non-current liabilities: See Notes 8, 9, 10, 11 and 12 for details on non-current liabilities.

Derivatives: As of September 30, 2011 the Company has the following gold derivatives outstanding. These are embedded in the Gold Bonds, and the fair value is reflective only of the derivative component of the Gold Bonds.

	US$	Expiry Date (Ounces)				US$
Derivative Contracts	Strike Price	2011	2012	2013	Total	Fair Value
Gold Bond Forwards	$1,113	814	3,257	3,257	7,328	$3,475,800
Embedded derivative (Note 12)

The Company recorded a $3.5 million and $2.5 million derivative liability on its derivative positions as of September 30, 2011 and December 31, 2010, respectively.

The September 30, 2011 fair values of the outstanding derivatives were determined using the following assumptions:

	US$	Gold Price		Discount	Remaining	Forward
Hedging Contract	Strike Price	End of Period		Rate	Life (Years)	Rate
Gold bond forwards	$1,113	$1,620	*	12%	1.3	0.7%

* London PM Fix on September 30, 2011

The remaining gold forward sales embedded in the Gold Bonds expire quarterly from December 31, 2011 to December 31, 2013 at a rate of 814 ounces per quarter. The Company believes that these outstanding contracts will be settled in the normal course of business. The Company’s policy is to not hedge more than 50 percent of the projected production and retain a 25 percent production reserve tail. At September 30, 2011, the outstanding hedge position covers less than 10 percent of the annual forward-looking gold production from the Briggs Mine.

The net change in the fair value of the embedded derivative will be positive to the Company when gold prices fall and will be negative when gold prices rise relative to the gold price on the date of the previous fair value calculation.

Losses on derivative positions follow:
	As of September 30,
	Three months ended		Nine months ended
	2011	2010	2011	2010
Realized (loss) on derivative	$(554,600)	$(131,100)	$(1,150,200)	$(238,700)
Unrealized (loss) on derivative	$(723,700)	$(286,400)	$(944,200)	$(1,599,400)

9.	Asset retirement obligations (AROs):

AROs are equal to the present value of all estimated future costs required to remediate any environmental disturbances that exist, discounted using the Company’s current credit adjusted risk free rate. Included in this liability are the costs of closure, reclamation, demolition, and stabilization of the mines, processing plants, infrastructure, leach pads, waste dumps, and post-closure environmental monitoring costs. While the majority of these costs will be incurred near the end of the mines’ lives certain ongoing reclamation costs will be incurred prior to mine closure. Reclamation expenditures are recorded against the ARO liability as incurred. The ARO estimate is updated at least annually. The liabilities determined at year-end 2010 were based on a discount rate of 5.9 percent and a cost inflation index of 1.5 percent. The schedule for payments to settle the ARO liabilities currently runs through 2022.

Kendall has been closed and is under remediation. The ARO of $2.1 million is based on the estimated costs for capping and seeding, construction and maintenance of a water treatment system and costs to maintain the property during the reclamation period.

The following schedule provides rollforward of the carrying values for AROs for the nine months ended September 30, 2011 and twelve months ended December 31, 2010:

	September 30	December 31
	2011	2010
Balance, beginning of the period	$4,619,300	$5,029,100
Settlements	(347,200)	(507,300)
Accretion expense	324,900	487,500
Change in estimate	-	(410,500)
New obligation - Pinson acquisition	1,517,900	-
Effect of exchange rate on activity	(19,500)	20,500
Balance, end of the period	6,095,400	4,619,300
Less: AROs - current	713,600	647,900

AROs - non-current	$5,381,800	$3,971,400

10.	Notes payable:

The following provides a rollforward of notes payable for the nine months ended September 30, 2011 and twelve months ended December 31, 2010:

	September 30	December 31
	2011	2010
Balance, beginning of the period	$5,240,700	$2,158,400
Capital Lease Refinance	-	3,162,100
Principal payments	(1,713,400)	(183,100)
Conversions to equity	(943,700)	(44,600)
Notes Issued (includes Sprott Note)	19,414,100	-
Amortization of Discount	131,700
Foreign Exchange Effect	(1,251,800)	147,900
Balance, end of the period	20,877,600	5,240,700
Less: notes payable - current	19,088,800	2,834,100

Notes payable - non-current	$1,788,800	$2,406,600

On September 23, 2010, the Company purchased $2.9 million of equipment previously recorded under capitalized leases and refinanced the transaction with $3.2 million of notes payable at an average interest rate of 5.9 percent. The notes payable balance includes approximately $0.2 million of sales tax that was capitalized. The related note payable is amortized monthly over 46 payments beginning on December 15, 2010.

On September 18, 2010, the Company extended C$1.3 million of C$1.5 million outstanding secured debentures; in addition, C$150,000 of debentures matured and were repaid and C$50,000 was converted into equity. The collateralized (by the assets of the Company) debentures required interest payments at the rate of 12 percent per year. The debentures were recorded as a current liability as of December 31, 2010 in the amount of C$1.2 million. The Company called the debentures on March 10, 2011 and C$1.0 million were converted into 2.0 million common shares at a conversion price of C$0.50 per common share and C$0.3 million was repaid.

Included in the beginning notes payable balances for 2010 and 2011 was $0.8 million of uncollateralized debentures that required quarterly interest payments at the rate of six percent per year, and the holders had the right to convert principal to common shares of the Company, subject to adjustments, at any time at a conversion rate of $4.31 per common share. The $0.8 million balance was fully repaid on March 1, 2011.

In August 2011, the Company issued a C$20,000,000 note to Sprott Investments to finance the acquisition and development of the Pinson project. A summary of the Sprott credit facility follows, inclusive of a rollforward through September 30, 2011:

		Transaction
	Sprott Note	Costs	Total
Issuance of note	20,421,300	(1,037,100)	19,384,200
Amortization of loan origination fees	-	131,700	131,700
Foreign Exchange Effect	(1,276,000)		(1,276,000)
Current Balance, September 30, 2011	19,145,300	(905,400)	18,239,900

Principal payments are due as follows: February 2012 of C$2.5 million and August 2012 of C$17.5 million. The nominal interest rate is 9% and the effective interest rate is 14% inclusive of origination fee.  All of the assets of Atna Resources Ltd, Atna Resources Inc. (ARI), and Canyon Resources Corp. (CRC), excluding interests in subsidiaries of CRC other than ARI, were pledged as security against the note.

 Interest expense and capitalized interest on all notes payable for the period ended September 30, 2011 and 2010 were:

	As of September 30
	Three months ended		Nine months ended
	2011	2010	2011	2010
Interest expense	$417,400	$57,000	$550,800	$169,600
Amount of interest expense capitalized to mine development	$377,000	$-	$377,000	$-

11.	Capital lease obligations:

The following schedule provides a rollforward of capital lease obligations for the nine months ended September 30, 2011 and twelve months ended December 31, 2010:

	September 30	December 31
	2011	2010
Liability Balance, beginning of the period	$896,900	$2,979,200
New Leases	1,530,400	2,248,200
Payments applied to principal	(251,400)	(1,314,000)
Lease Adjustment	(37,400)
Lease Refinance (see notes payable, Note 10)	-	(2,935,700)
Transfer to Notes Payable	-	(80,800)
Balance, end of the period	2,138,500	896,900
Less: capital leases - current liability	573,200	247,700

Capital leases - non-current liability	$1,565,300	$649,200

Cost of leased assets	$2,576,600	$1,083,500
Accumulated depreciation on leased assets	$1,210,200	$978,900

Interest and depreciation expense on capital lease obligations for the periods ended September 30, 2011 and 2010 were:
	As of September 30
	Three months ended		Nine months ended
	2011	2010	2011	2010
Interest expense	$28,300	$42,700	$62,600	$188,000
Depreciation expense	$104,900	$198,300	$231,300	$547,800
Amount of interest expense capitalized	$-	$-	$-	$-

Interest rates on leased assets ranged from five to ten percent.

12.	Gold Bonds:

The following provides a rollforward of the Gold Bonds and related origination discounts for the nine months ended September 30, 2011:

		Origination Discount
		Transaction	Embedded
	Gold Bonds	Costs	Derivative	Total
Liability Balance, beginning of the period	$10,875,000	$(643,900)	$(372,000)	$9,859,100
Payments	(2,718,800)	-	-	(2,718,800)
Amortization	-	272,400	157,500	429,900
Balance, end of the period	8,156,200	(371,500)	(214,500)	7,570,200
Less: gold bonds - current liability				3,234,300

Gold bonds - non-current liability				$4,335,900

The following provides a rollforward of the Gold Bonds and related discounts for the twelve months ended December 31, 2010:

		Origination Discount
		Transaction	Embedded
	Gold Bonds	Costs	Derivative	Total
Liability Balance, beginning of the period	$14,500,000	$(1,122,100)	$(648,500)	$12,729,400
Payments	(3,625,000)	-	-	(3,625,000)
Amortization	-	478,200	276,500	754,700
Balance, end of the period	10,875,000	(643,900)	(372,000)	9,859,100
Less: gold bonds - current liability				3,078,100

Gold bonds - non-current liability				$6,781,000

On December 9, 2009, the Company closed a private placement of $14.5 million of Gold Bonds. The Gold Bonds will mature on December 31, 2013 and have an interest rate of 10 percent. The Gold Bonds will be redeemed in sixteen quarterly cash installments each equivalent to the market value of 814 ounces of gold based on a closing gold price ten-trading-days prior to the end of each quarter. The Gold Bond Financing limits the Company’s hedge position to 50 percent of its future estimated consolidated gold production and required the Company to provide a negative pledge to not create any further indebtedness at the Briggs Mine, subject to certain permitted exceptions.

The Company recorded an initial discount on the Gold Bonds of $1.8 million. The discount was comprised of $1.2 million of transaction costs associated with the Gold Bonds and the $0.7 million initial fair value of the embedded derivative. The discount is amortized using the effective interest method and was $0.1 million and $0.2 million during the three months ended September 30, 2011 and 2010.

Total interest expense recorded related to the Gold Bonds was $0.4 million and $0.5 million for the three months ended September 30, 2011 and 2010, none of which was capitalized.  For purposes of financial reporting, the embedded derivative has been separated from the gold bonds. (See note 8).

13.	Income taxes:

The Company recognizes future tax assets and liabilities for each tax jurisdiction based on the difference between the financial reporting and tax bases of assets and liabilities using the enacted tax rates expected to be in effect when the taxes are paid or recovered. The Company provides a valuation allowance against future tax assets for which the Company does not consider realization of such assets to meet the required “more likely than not” standard. The valuation allowance is assessed and updated at least annually.

At December 31, 2010, the Company has US net operating loss carryforwards (“NOL’s”) of $103 million, which expire from 2011 through 2030. Utilization of approximately $79 million of US NOL’s are subject to an IRC Section 382 annual limitation of approximately $1.0 million due to a change in ownership resulting from the 2008 merger with Canyon Resources Corp. A $41 million valuation allowance was recorded against the tax affected US NOL’s due to the Section 382 limitation and the Company does not consider realization of such assets to meet the required “more likely than not” standard. At December 31, 2010, the Company had Canadian non-capital loss carryforwards of approximately C$1.9 million, which expire in 2029 and Canadian capital loss carryforwards of C$1.3 million with no expiry. A full valuation allowance has been provided against the Canadian net deferred tax assets.

14.	Commitments and contingencies:

(a)	Kendall Mine reclamation:

The Kendall Mine is subject to permits granted by the Montana DEQ. In February 2002, the DEQ issued a decision that a comprehensive Environmental Impact Statement (“EIS”) was needed for completion of remaining reclamation at Kendall and determined that the DEQ would prepare the EIS. The Montana DEQ has yet to complete its work on this EIS. The Company’s estimate to achieve mine closure could be impacted by the outcome of an agency decision following an EIS. The Company has on deposit with the DEQ $2.3 million in an interest bearing account for reclamation at the Kendall Mine.

The Company expects to deposit an additional $0.2 million with the DEQ in the fourth quarter of 2011 as a special purpose bond in connection with the recently approved final leach pad capping plan.  The Company expects to spend approximately $0.6 million in 2012 to complete the capping.

(b)	Surety bonds:

Briggs operates under permits granted by various agencies including the BLM, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board (“Lahontan”). The Company has posted cash and reclamation bonds with these agencies in the amount of $4.4 million, of which $4.2 million are reclamation bonds supported by a surety. All surety bonds are subject to annual review and adjustment.

The total bonding requirement for Reward to post prior to commencing operations was determined to be $5.9 million. The initial bond of $0.9 million has been posted. Initial development includes the installation of a tortoise and exclusion fence, site road improvements, in-fill drilling, water wells and related pipelines, other earthwork and installation of power lines and facilities. The Company has posted $0.8 million in a collateral account related to the Phase 1 surety bond.  All surety bonds are subject to annual review and adjustment.

Pinson bonding requirements are estimated to be approximately $1.9 million.  A $644,000 bond has been posted to date and another approximately $1.3 million will be required by year end 2011.

(c)	Asset exchange agreement:

The Adelaide and Tuscarora properties were originally optioned as part of a December 2006 Asset Exchange Agreement with Newmont Capital Limited and Newmont Mining Corporation. Under this agreement, the Company has the right to spend a total of $3.0 million on both projects over five years to earn the Company’s interest in the properties. The Company also has the right to sublease either property to third parties to meet its obligations under the agreement. The Company expects that the earn-in provision requiring the $3 million in expenditures will be met by December 31, 2011 via a third party.

(d)	Lease commitments:

The Company has entered into various operating leases for office space and office equipment. As of September 30, 2011, there were future minimum lease payments of less than $0.1 million per year for the five year lease term expiring August 2015.

The Company has also entered into various mining lease arrangements for purposes of exploring, and if warranted, developing and producing minerals from the underlying leasehold interests. The lease arrangements typically require advance royalty payments during the pre-production phase and a production royalty upon commencement of production, with previously advanced payments credited against the production royalties otherwise payable. Advance royalty commitments will vary each year as the Company adds or deletes properties. Minimum advance royalty payments expensed total approximately $0.1 million annually.

The Company is also required to pay an annual rental fee to the federal government for any holdings of unpatented mining claims, mill or tunnel site claims on federally owned lands at the rate of $140 per claim. The Company’s present inventory of claims would require approximately $0.1 million in annual rental fees, however, this amount will vary as claims are added or dropped. The Company is also subject to lease payments to various other owners or lessors of property. Currently, payments to these parties are inconsequential.

15.	Equity transactions:

The following provides a rollforward of the Company’s common shares outstanding for the nine months ended September 30, 2011 and twelve months ended December 31, 2010:

	September 30	December 31
	2011	2010
	# of Shares	# of Shares
Balance, beginning of the period	99,002,468	83,291,133
Exercise of options	34,806	247,724
Conversions of notes payable	2,000,000	111,111
Pinson purchase (See Note 21)	15,000,000	-
Sprott credit agreement (See Note 10)	1,049,119	-
Exercise of warrants	45,000	-
Equity Offering	-	15,352,500

Balance, end of the period	117,131,393	99,002,468

On March 10, 2011, the Company called its outstanding debentures and C$1.0 million of the debentures were converted into 2.0 million common shares at a conversion price of C$0.50 per share.

16.	Outstanding warrants:

The following is a summary of the outstanding warrants and weighted averages as of September 30, 2011:

	Remaining			Underlying
Expiration Date	Life in Years	Exercise Price		Shares

December 2, 2012	1.2	C$	0.70	8,629,162

On May 25, 2011, 1.8 million warrants expired, which had an exercise price of $2.20 per share. There were no warrant additions and there were 45,000 warrant exercises during the nine month period ending September 30, 2011.

17.	Cost of Sales:

The following presents mine operating costs and cost of sales for the three and nine months ended September 30, 2011 and 2010:

	As of September 30,
	Three months ended		Nine months ended
	2011	2010	2011	2010
Mine operating costs (excluding depreciation and amortization)	$8,215,700	$6,178,200	$22,540,200	$17,794,300
Decrease (increase) in gold inventory - cash costs	747,200	(570,100)	(381,100)	(2,546,200)
Production related depreciation and amortization	2,364,200	1,434,500	5,447,000	3,786,900

Total cost of sales	$11,327,100	$7,042,600	$27,606,100	$19,035,000

Cost of sales includes all mine-site operating costs, including mine-site overhead, production taxes, royalties (if any), and mine-site depreciation, amortization and depletion. Period costs, expensed as incurred and reported separately from cost of sales, include all exploration, holding costs, corporate office costs, write-downs and impairments, business development costs and any other period costs not associated with the production process. All mine site costs including depreciation, amortization and depletion are included in inventory and relieved to cost of sales when gold is sold. There were no lower of cost or market adjustments in cost of sales in the periods presented.

18.	Share-based compensation:

On June 7, 2010, the Company’s shareholders approved the renewal for another three years of the Company’s Stock Option Plan (the “Option Plan”). As of September 30, 2011, there were 6.9 million underlying shares outstanding under the Option Plan.

The Option Plan is administered by the Compensation Committee of the Board of Directors consisting entirely of independent directors. The maximum number of option shares issuable at any time is limited to 10 percent of the number of issued and outstanding shares on a non-diluted basis. As of September 30, 2011, there was a maximum of 11.7 million underlying shares available under the plan and 4.8 million underlying shares issuable and available for future option issuances. Directors and employees of, or consultants to, the Company or any of its affiliates are eligible to participate in the Option Plan. The Board of Directors may terminate or amend the Option Plan at any time and for any reason. The Option Plan does not have a termination date, but according to Toronto Stock Exchange requirements all available and unreserved securities must be approved every three years by the directors and shareholders. Subject to further amendments to the Option Plan, the shareholders will be asked to renew the Option Plan again in June 2013.

The exercise price of each stock option is based on, and may not be less than, 100 percent of the fair market value of its common shares on the date of grant. The fair market value is generally determined as the average of the high and low trading price of its common shares on the three trading days before and including the date of the grant. The term of each stock option is fixed by the Compensation Committee and may not exceed five years from the date of grant. The Compensation Committee also determines the vesting requirements of the grant which may be accelerated by the Compensation Committee, if appropriate.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected market volatility is based on a number of factors including historical volatility of the Company’s common shares, the Company’s market capitalization, future outlook of the Company, and other fair value related factors. The Company uses historical information in estimating the expected term. Vesting periods for employees have typically been over a two-year period. The risk-free rate is based on the yields of Canadian benchmark bonds which approximate the expected life of the option. The Company has never paid a dividend and does not plan to during the life of the options and therefore the expected dividend yield is nil. All of the share-based compensation expense was recorded as general and administrative costs in the consolidated statements of operations and none was capitalized.

In May 2009, the option plan was revised to allow options to be priced in the currency that the recipient receives compensation for services. Prior to May 2009, all of the options were denominated in Canadian dollars. Beginning in December 2010, the number of options denominated in U.S. dollars represents the majority of options outstanding, and it is expected that future options will be predominately issued in U.S. dollars.

The following table provides certain stock option disclosures for the three and nine months ended September 30:

	As of September 30,
	Three months ended		Nine months ended
	2011	2010	2011	2010
Stock-based compensation expense	$116,200	$75,600	$353,200	$241,700
Intrinsic value of options exercised	$43,700	$10,900	$43,700	$30,700
Fair value of awards vesting	$33,900	$9,800	$52,300	$22,800
Cash received on option exercises	$-	$35,000	$-	$35,000
Unamortized stock-based expense	$187,500	$262,300	$187,500	$262,300

The following table summarizes the weighted-average assumptions used in determining fair values during the three and nine months ended September 30:
	As of September 30,
	Three months ended				Nine months ended
	2011		2010		2011		2010
Grant date fair value		$0.27		$0.17		$0.24		$0.21
Grant market price		$0.68		$0.44		$0.61		$0.52
Ending common share price	C$	0.71	C$	0.61	C$	0.71	C$	0.61
Expected volatility		56%		60%		58%		60%
Expected option term - years		3.1		2.9		3.0		2.9
Risk-free interest rate		2.0%		0.7%		2.1%		1.0%
Forfeiture rate		3.9%		5.8%		5.5%		5.8%
Dividend yield		0%		0%		0%		0%

There were no option grants in the three month period ending September 30, 2011.

Stock options

The following schedule summarizes the stock option activity for the nine months ended September 30, 2011:

		Weighted		Weighted	Aggregate
		Average	Weighted	Average	Intrinsic
	Number	Exercise	Average	Remaining	Value
Outstanding Grants	(000')	Price	Fair Value	Contractual Life	in Millions
Balance, beginning of the period	8,119	$0.72	$0.28	3.4	$0.4
Granted	350	$0.65	$0.24		$-
Exercised/Released	(100)	$0.43	$0.19		$-
Cancelled/Forfeited	(639)	$0.54	$0.22		$-
Expired	(800)	$1.30	$0.47		$-
Balance, end of the period	6,930	$0.65	$0.25	3.1	$0.6
Vested and exercisable, end of the period	4,749	$0.66	$0.26	2.7	$0.5
Vested and expected to vest, end of the period	6,845	$0.65	$0.25	3.1	$0.6

19.	Earnings per share:

Common share equivalents, which include share options, warrants to purchase common shares, share grants and convertible debentures, in the three months ended September 30, 2011 and 2010, that were not included in the computation of diluted EPS, because the effect would be antidilutive were 14.9 million and 8.7 million, respectively. Common share equivalents used in the dilutive computation were 1.0 million and 0.6 million for the three and nine months ended September 30, 2011. The Company reported net losses for the three months ended September 30, 2010, and inclusion of common share equivalents would have an antidilutive effect on per share amounts.

20.	Pinson Acquisition:

In September 2011, the Company acquired an additional 70 percent interest in the Pinson Mine, located in Humboldt County, Nevada, increasing its ownership interest to 100 percent. At closing, Atna also signed a non-exclusive Ore Milling and Gold Purchase Agreement allowing for processing of Pinson sulfide ores at Barrick’s Goldstrike processing facilities. Barrick retained a 10 percent, net profits royalty that will be triggered after the first 120,000 ounces of gold are sold.

In August 2011, the Company arranged a $20 million Credit Agreement with Sprott Resource Lending Partnership (“Sprott”) to finance the Pinson acquisition. The term of this facility is for one-year, with an optional one-year extension based on meeting certain criteria and at Sprott’s discretion. Interest on principal balances shall accrue at an annual rate of 9.0 percent per annum compounded monthly. Atna paid a structuring fee of $150,000 and, as consideration for advancing the facility, paid an arrangement fee of $0.7 million. The arrangement fee was payable with common shares of Atna determined on the basis of a price per share equal to a 10% discount to the five-day volume-weighted average trading price of the shares on the Toronto Stock Exchange immediately prior to the date the facility was advanced.  The five-day volume-weighted average trading price per share was C$0.667 and the actual number of shares issued to Sprott was 1,049,119.

The purchase of Pinson was accounted for as an asset acquisition. The calculation of the purchase price and the allocation of the purchase price are summarized in the following tables:

Purchase price
Cash to Barrick	$15,000,000
Atna common shares issued to Barrick	11,333,469
Fair value of assets given up in purchase agreement	66,841
Asset retirement obligations	1,517,850
$27,918,160

Purchase price allocation, inclusive of financing transaction
Property, plant, mine development,and mineral interests net	$27,918,160
Cash	5,244,268
Asset retirement obligations	(1,517,850)
Notes payable	(20,244,268)
Share capital	(11,333,469)
Gain on fair value of assets given up in purchase agreement	(66,841)
$-

21.	Subsequent events:

None of significance.